FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 10, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated March 8, 2004.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: March 10, 2004	By:	/s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
March 8, 2004

MILLICOM APPOINTS CHAIRMAN

New York, London and Luxembourg – March 8, 2004 – It is with great sadness that Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC) announces that its Chairman, Mr. Hakan Ledin, has passed away at the age of 66 years.

Mr. Hakan Ledin died peacefully in Stockholm after a long illness. He provided great service to Millicom for many years contributing to the success of the Group. He had been a member of the Board of Millicom since 1990.

At a Board of Director’s meeting held today, Mr. Daniel Johannesson was appointed as the new Chairman of Millicom. He joined the Board of Millicom in May 2003.

Prior to joining Millicom, Mr. Johannesson held a number of executive positions at major Swedish companies including Senior Executive of the construction company Skanska, where he was responsible for their telecommunications and facilities management interests, and Chief Executive Officer of Industriförvaltnings AB Kinnevik and national railway operator, SJ.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries.

CONTACTS: Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

Andrew Best Investor Relations Shared Value Ltd, London Visit our web site at http://www.millicom.com	Telephone: +44 20 7321 5022